Exhibit 99.1

GOLDSHORE RESOURCES INC.

Consolidated Financial Statements

For the year ended December 31, 2024 and the nine month period ended
December 31, 2023

In Canadian Dollars

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of
Goldshore Resources Inc.

Opinion

We have audited the accompanying consolidated financial statements of Goldshore Resources Inc. (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2024 and 2023, and the consolidated statements of loss and comprehensive loss, changes in shareholders’ equity, and cash flows for the year ended December 31, 2024 and the nine month period ended December 31, 2023, and notes to the consolidated financial statements, including material accounting policy information.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2024 and 2023, and its financial performance and its cash flows for the year ended December 31, 2024 and the nine month period ended December 31, 2023 in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our opinion.

Material Uncertainty Related to Going Concern

We draw attention to Note 1 of the consolidated financial statements, which indicates that as at December 31, 2024, that the Company’s ability to continue as a going concern is dependent upon its ability to raise equity capital or borrowings sufficient to meet future obligations until such a time as the Company is profitable and that the Company currently is not generating any revenue. As stated in Note 1, these events and conditions indicate that a material uncertainty exists that may cast significant doubt on the Company’s ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current year ended. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

In addition to the matter described in the Material Uncertainty Related to Going Concern section, we have determined the matter described below to be the key audit matter to be communicated in our auditor’s report.

Assessment of Impairment Indicators of Exploration and Evaluation Assets (“E&E Assets”)

As described in Note 7 to the consolidated financial statements, the carrying amount of the Company’s E&E Assets was $95,055,852 as at December 31, 2024. As more fully described in Notes 3 and 4 to the consolidated financial statements, management assesses E&E Assets for indicators of impairment at each reporting date.

The principal considerations for our determination that the assessment of impairment indicators of the E&E Assets is a key audit matter are that there was judgment made by management when assessing whether there were indicators of impairment for the E&E Assets, specifically relating to the assets’ carrying amount which is impacted by the Company’s intent and ability to continue to explore and evaluate these assets. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate audit evidence relating to the judgments made by management in their assessment of indicators of impairment that could give rise to the requirement to prepare an estimate of the recoverable amount of the E&E Asset.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. Our audit procedures included, among others:

•	Evaluating management’s assessment of impairment indicators.
•	Evaluating the intent for the E&E Assets through discussion and communication with management.
•	Reviewing the Company’s recent expenditure activity and expenditure budgets for future periods.
•	Assessing compliance with agreements and expenditure requirements including reviewing option agreements and vouching cash payments and share issuances.
•	Assessing the Company’s rights to explore E&E Assets including sending confirmation requests to optionors to ensure good standing of agreements.
•	Obtaining confirmation of title to ensure mineral rights underlying the E&E Assets are in good standing.

Other Information

Management is responsible for the other information. The other information obtained at the date of this auditor's report includes Management’s Discussion and Analysis.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

We obtained Management’s Discussion and Analysis prior to the date of this auditor’s report. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS Accounting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's financial reporting process.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.
•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
•	Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.
•	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current year ended and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Zachary Faure.

/s/ DAVIDSON & COMPANY LLP
Chartered Professional Accountants
Vancouver, Canada

April 28, 2025

GOLDSHORE RESOURCES INC.

Consolidated Statements of Financial Position
(in Canadian Dollars)

As at,

	December 31, 2024	December 31, 2023
ASSETS Current assets
Cash and cash equivalents (Note 5)	$15,379,270	$5,269,421
Amounts receivable (Note 6)	326,852	149,948
Prepaid expenses and deposits	291,035	89,451
	15,997,157	5,508,820

Exploration and evaluation assets (Note 7)	95,055,852	89,046,844
Right-of-use assets and equipment (Note 8)	191,757	264,242
Long-term deposits	447,000	547
TOTAL ASSETS	$111,691,766	$94,820,453

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities (Notes 9 and 14)	$1,283,066	$414,229
Current portion of lease liabilities (Note 10)	71,291	73,301
Current portion of flow-through premium liability (Note 11)	3,561,195	257,047
	4,915,552	744,577

Non-current portion of lease liabilities (Note 10)	132,463	193,688
Deferred income tax liability (Note 18)	13,971,000	11,780,000
TOTAL LIABILITIES	19,019,015	12,718,265

SHAREHOLDERS’ EQUITY
Share capital (Note 13)	105,808,584	90,327,072
Obligation to issue shares (Note 7)	7,500,000	7,500,000
Reserve (Note 13)	7,295,667	7,373,377
Accumulated deficit	(27,931,500)	(23,098,261)

TOTAL SHAREHOLDERS’ EQUITY	92,672,751	82,102,188

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$111,691,766	$94,820,453

Nature and continuance of operations and going concern (Note 1)
Subsequent events (Note 19)

These financial statements were authorized for issue by the Board of Directors on April 28, 2025. They are signed on behalf of the Board of Directors by:

"Michael Henrichsen"	“Joanna Pearson”
CEO and Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

6

GOLDSHORE RESOURCES INC.

 Consolidated Statements of Loss and Comprehensive Loss

 (in Canadian Dollars)

	For the year ended December 31, 2024	For the nine month period ended December 31, 2023
EXPENSES
Amortization expense (Note 8)	$72,485	$62,408
Consulting fees (Note 14)	743,025	560,241
General and administrative costs	485,074	278,599
Professional fees	241,605	146,148
Regulatory and transfer agent fees	83,958	45,875
Shareholder information and investor relations	944,921	717,219
Stock-based compensation (Notes 13 and 14)	2,000,288	928,626
Travel	62,790	179,445
	$4,634,146	$2,918,561
OTHER ITEMS
Interest expense (Note 10)	10,067	14,774
Interest and other income (Note 12)	(269,395)	(122,791)
Loss on debt settlement (Note 13)	-	380,144
Recovery of flow-through premium (Note 11)	(585,488)	(425,151)

LOSS BEFORE INCOME TAXES	$3,789,330	$2,765,537
Deferred income tax expense (Note 18)	2,191,000	277,000

LOSS AND COMPREHENSIVE LOSS	$5,980,330	$3,042,537

Basic and diluted loss per share	$(0.02)	$(0.02)

Weighted average number of common shares outstanding – basic and diluted	283,696,230	213,221,404

The accompanying notes are an integral part of these consolidated financial statements.

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GOLDSHORE RESOURCES INC.

Consolidated Statements of Changes in Shareholders’ Equity

(in Canadian Dollars)

	Share Capital
	Number of shares	Amount	Obligation to issue shares	Reserve	Accumulated deficit	Total
Balance, March 31, 2023	167,851,703	$73,064,469	$15,000,000	$6,988,707	$(21,229,397)	$73,823,779
Shares issued for private placements (Note 13)	74,989,643	10,462,500	-	187,500	-	10,650,000
Flow-through premium (Note 13)	-	(526,761)	-	-	-	(526,761)
Share issuance costs	1,008,000	(941,093)	-	273,373	-	(667,720)
Shares issued for mineral property (Note 7)	12,800,000	7,543,500	(7,500,000)	-	-	43,500
Units issued for debt settlement (Note 13)	3,018,572	724,457	-	168,844	-	893,301
Fair value of expired options (Note 13)	-	-	-	(1,173,673)	1,173,673	-
Stock-based compensation (Note 13)	-	-	-	928,626	-	928,626
Loss and comprehensive loss for the period	-	-	-	-	(3,042,537)	(3,042,537)

Balance, December 31, 2023	259,667,918	90,327,072	7,500,000	7,373,377	(23,098,261)	82,102,188
Shares issued for private placement (Note 13)	28,007,559	13,972,358	-	-	-	13,972,358
Flow-through premium (Note 13)	-	(3,889,636)	-	-	-	(3,889,636)
Shares issued for vesting of restricted share units (Note 13)	5,831,327	719,179	-	(884,281)	-	(165,102)
Shares issued for exercise of warrants (Note 13)	40,722,450	5,868,112	-	(187,500)	-	5,680,612
Shares issued for exercise of compensation options (Note 13)	986,393	275,400	-	(107,714)	-	167,686
Share issuance costs (Note 13)	-	(1,573,901)	-	248,588	-	(1,325,313)
Shares issued for mineral property (Note 7)	400,000	110,000	-	-	-	110,000
Fair value of expired options and warrants (Note 13)	-	-	-	(1,147,091)	1,147,091	-
Stock-based compensation (Note 13)	-	-	-	2,000,288	-	2,000,288
Loss and comprehensive loss for the year	-	-	-	-	(5,980,330)	(5,980,330)
Balance, December 31, 2024	335,615,647	$105,808,584	$7,500,000	$7,295,667	$(27,931,500)	$92,672,751

The accompanying notes are an integral part of these consolidated financial statements.

8

GOLDSHORE RESOURCES INC.

Consolidated Statements of Cash Flows
(in Canadian Dollars)

	Year ended December 31, 2024	Nine month period ended December 31, 2023
Cash flows provided by (used in):
OPERATING ACTIVITIES
Loss for the period	$(5,980,330)	$(3,042,537)
Non-cash items:
Amortization and interest expense	82,552	77,182
Stock-based compensation expense	2,000,288	928,626
Loss on debt settlement	-	380,144
Recovery of flow-through premium	(585,488)	(425,151)
Deferred income tax expense	2,191,000	277,000
Changes in non-cash working capital items:
Amounts receivable and prepaid expenses	(378,488)	368,566
Accounts payable and accrued liabilities	149,473	(273,064)
Cash flows used in operating activities	(2,520,993)	(1,709,234)

INVESTING ACTIVITIES
Mineral property acquisition, exploration and long-term deposits	(5,626,097)	(4,173,620)
Cash flows used in investing activities	(5,626,097)	(4,173,620)

FINANCING ACTIVITIES
Proceeds from private placements	13,972,358	10,650,000
Share issuance costs	(1,325,313)	(667,720)
Proceeds from warrant exercise	5,680,612	-
Proceeds from compensation options exercise	167,686	-
Settlement of restricted share units	(165,102)	-
Repayment of lease obligations	(73,302)	(67,569)
Cash flows provided by financing activities	18,256,939	9,914,711

Change in cash and cash equivalents	10,109,849	4,031,857
Cash and cash equivalents, beginning of period	5,269,421	1,237,564
Cash and cash equivalents, end of period	$15,379,270	$5,269,421

Supplemental cash flow information:

Exploration and evaluation asset costs in accounts payable and accrued liabilities	$1,071,327	$351,963
Flow-through premium liability	3,889,636	526,761
Transfer of reserves upon exercise of compensation options	107,714	-
Transfer of reserves upon exercise of warrants	187,500	-
Value of settlement of restricted share units	884,281	-
Value of shares issued for exploration and evaluation assets	110,000	7,543,500
Value of compensation and advisory options and warrants	248,588	284,551
Value of units issued for debt settlement	-	893,301
Taxes paid	53,491	44,753
Interest paid	-	-
Interest received	177,886	117,498

The accompanying notes are an integral part of these consolidated financial statements

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GOLDSHORE RESOURCES INC.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2024 and the nine months ended December 31, 2023

(in Canadian Dollars)

1.	NATURE AND CONTINUANCE OF OPERATIONS AND GOING CONCERN

Goldshore Resources Inc. (the “Company”) is a gold focused Canadian mineral exploration company. The Company’s primary business is the acquisition and evaluation of precious metal mineral properties in Canada. Goldshore currently holds title to the Moss Gold Project and Hillcrest Project, and an option to earn into the Vanguard Project, located in Ontario, Canada. The Company’s head office is located at 450 Commerce Place, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6 and its registered and records office is at 1111 West Hastings Street, 15th Floor, Vancouver, British Columbia, V6E 2J3.

These consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the ordinary course of operations. As at December 31, 2024, the Company’s current assets exceeded its current liabilities by $11,081,605 and the Company had an accumulated deficit of $27,931,500. The Company’s ability to continue as a going concern is dependent upon its ability to raise equity capital or borrowings sufficient to meet future obligations until such a time as the Company is profitable. The business of mining and exploration involves a high degree of risk and there can be no assurance that management’s plans will be successful. The Company currently is not generating any revenue. Whether and when the Company can obtain profitability and positive cash flows from its operations is uncertain. These material uncertainties may cast significant doubt on the Company’s ability to continue as a going concern. These consolidated financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. Such adjustments could be material.

2.	BASIS OF PRESENTATION Statement of compliance

These consolidated financial statements have been prepared with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Basis of preparation

These consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified as financial instruments at fair value through profit or loss (“FVTPL”), which are stated at their fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

Basis of consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Moss Lake Project Inc. Inter-company balances and transactions, including unrealized income and expenses arising from inter-company transactions, are eliminated on consolidation.

Change in year end

The Company changed its fiscal year end from March 31 to December 31 in the prior year in order to better align the Company’s financial disclosure with other reporting issuers and with its internal operational processes. The Company’s transition period was the nine month period ended December 31, 2023. The comparative period is the nine month period ended December 31, 2023.

Presentation and functional currency

The presentation and functional currency of the Company and its subsidiary is the Canadian dollar. All amounts in these consolidated financial statements are expressed in Canadian dollars, unless otherwise indicated.

Significant accounting judgments and estimates

The preparation of consolidated financial statements in accordance with IFRS requires management to make certain critical accounting estimates and assumptions about the future and to exercise judgment in applying the Company’s accounting policies. Actual results could differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. The impacts of changes to estimates are recognized in the period estimates are revised and in future periods affected.

The critical judgments and assumptions made by management and other major sources of measurement uncertainty are discussed in Note 4.

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GOLDSHORE RESOURCES INC.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2024 and the nine months ended December 31, 2023

(in Canadian Dollars)

3.	MATERIAL ACCOUNTING POLICIES

The material accounting policies used in the preparation of these consolidated financial statements are as follows:

a)	Cash and Cash Equivalents

Cash and cash equivalents include short-term liquid investments that are cashable or readily convertible into a known amount of cash and which are subject to an insignificant risk of changes in value.

b)	Foreign Currency Transactions

Transactions in currencies other than the Canadian dollar (“foreign currencies”) are recorded at the rates of exchange prevailing on the dates of the transactions. At each reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at the date of the statement of financial position. Non-monetary items that are denominated in foreign currencies and measured at other than fair value are translated using the rates of exchange at the transaction dates. Foreign exchange gains and losses are included in net loss for the period.

c)	Financial Instruments

i)	Classification and measurement Financial assets

The classification and measurement of financial assets is based on the Company’s business models for managing its financial assets and whether the contractual cash flows represent solely payments of principal and interest (“SPPI”). Financial assets are initially measured at fair value less, for an item not at fair value through profit or loss, transaction costs directly attributable to its acquisition or issue, and are subsequently measured at either (i) amortized cost; (ii) fair value through other comprehensive income, or (iii) at fair value through profit or loss.

Amortized cost

Financial assets classified and measured at amortized cost are those assets that are held within a business model whose objective is to hold financial assets in order to collect contractual cash flows, and the contractual terms of the financial asset give rise to cash flows that are SPPI. Financial assets classified at amortized cost are measured using the effective interest method. The Company’s amounts receivable is classified as and measured at amortized cost. The Company’s cash and cash equivalents are classified in this category.

Fair value through other comprehensive income (“FVTOCI”)

Financial assets classified and measured at FVTOCI are those assets that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and the contractual terms of the financial asset give rise to cash flows that are SPPI. The Company does not have any assets classified and measured at FVTOCI.

Fair value through profit or loss (“FVTPL”)

Financial assets classified and measured at FVTPL are those assets that do not meet the criteria to be classified at amortized cost or at FVTOCI. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets held at FVTPL are included in profit or loss in the period in which they arise.

Financial liabilities

Financial liabilities are recognized when the Company becomes a party to the contractual provisions of the financial instrument. A financial liability is derecognized when it is extinguished, discharged, cancelled or when it expires. Financial liabilities are classified as either financial liabilities at fair value through profit or loss or financial liabilities subsequently measured at amortized cost. All interest-related charges are reported in profit or loss within interest expense, if applicable.

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GOLDSHORE RESOURCES INC.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2024 and the nine months ended December 31, 2023

(in Canadian Dollars)

Other financial liabilities are non-derivatives and are initially recognized at fair value net of any transaction costs directly attributable to the issuance of the instrument and subsequently carried at amortized cost using the effective interest rate method. This ensures that any interest expense over the period to repayment is at a constant rate on the balance of the liability carried in the statements of financial position. Interest expense in this context includes initial transaction costs and premiums payable on redemption, as well as any interest or coupon payable while the liability is outstanding. Accounts payable and accrued liabilities and lease liabilities are included in this category.

i)	Derecognition of financial assets

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in profit or loss. However, gains and losses on derecognition of financial assets classified as FVTOCI remain within accumulated other comprehensive income (loss).

ii)	Impairment of financial assets

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to twelve month expected credit losses. The Company shall recognize in the statements of loss and comprehensive loss, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

d)	Restoration, rehabilitation and environmental obligations

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of long-term assets, when those obligations result from the acquisition, construction, development or normal operation of the assets. The net present value of future restoration cost estimates arising from the decommissioning of plant and other site preparation work is capitalized to exploration and evaluation assets along with a corresponding increase in the restoration provision in the period incurred. Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value. The restoration asset will be depreciated on the same basis as other assets.

The increase in the restoration provision due to the passage of time is recognized as interest expense.

The costs of restoration projects that were included in the provision are recorded against the provision as incurred. The costs to prevent and control environmental impacts at specific properties are capitalized in accordance with the Company’s accounting policy for exploration and evaluation assets. For the periods presented, the Company did not recognize any restoration provisions.

e)	Exploration and evaluation expenditures

Exploration and evaluation expenditures include the costs of acquiring licenses, costs associated with exploration and evaluation activity, and the fair value (at acquisition date) of exploration and evaluation assets acquired in a business combination. Exploration and evaluation expenditures are capitalized. Costs incurred before the Company has obtained the legal rights to explore an area are recognized in profit or loss.

Government tax credits are recorded as a reduction to the cumulative costs incurred and capitalized on the related property in the period it is received.

Exploration and evaluation assets are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount.

Once the technical feasibility and commercial viability of the extraction of resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets within property, plant and equipment.

Recoverability of the carrying amount of any exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

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GOLDSHORE RESOURCES INC.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2024 and the nine months ended December 31, 2023

(in Canadian Dollars)

f)	Equipment

Equipment is stated at cost less accumulated depreciation. Depreciation of equipment is calculated on a straight-line basis of 36 months.

g)	Leases

At the inception of a lease contract, the Company assesses whether the contract is or contains a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assess whether: (i) the contract involves the use of an identified asset; (ii) the Company has the right to obtain substantially all the economic benefits from the use of the asset throughout the period, and (iii) the Company has the right to direct the use of the asset.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term plus expected renewal options which are available to the Company. The estimated useful life of right-of-use assets is determined based on the lease term.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses the rate implicit in the lease as the discount rate for leases.

Lease payments included in the measurement of the lease liability comprise of: (i) fixed payments; (ii) amounts expected to be payable under a residual value guarantee; (iii) the exercise price under purchase option that the Company is reasonably certain to exercise; (iv) lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option; and (v) penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase extension or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Company recognizes depreciation for right-of-use assets and interest expense on lease liabilities in the consolidated statements of loss and comprehensive loss. In the statement of cash flows, the Company includes repayments of the principal portion of the lease liabilities under financing activities. Lease payments for short-term leases, lease payment for leases of low-value assets that are not included in the measurement of the lease liability are classified as cash flows from operating activities.

h)	Share capital Common shares

Common shares issued are classified as share capital, a component of shareholders’ equity. Transaction costs directly attributable to the issuance of common shares are recognized as a deduction from share capital.

Equity units

Proceeds received on the issuance of units, comprised of common shares and warrants, are allocated using the residual value method. Under the residual value method, proceeds are allocated to the common shares up to their fair value, determined by reference to the quoted market price of the common shares on the issuance date, and the remaining balance, if any, to the reserve for warrants.

13

GOLDSHORE RESOURCES INC.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2024 and the nine months ended December 31, 2023

(in Canadian Dollars)

i)	Stock options and warrants

All stock options and warrants are included in reserves, a component of shareholders’ equity, until exercised. Upon exercise, the consideration received plus the amounts in reserves attributable to the options and/or warrants being exercised are credited to share capital. When stock options and warrants expire unexercised or are cancelled, other than cancellations resulting from forfeitures when vesting conditions are not satisfied, the amounts recognized in reserves are reclassified to accumulated deficit.

Stock-based compensation to employees and consultants are measured at the fair value of the instruments granted. Stock-based compensation for non-employees is measured at the fair value of the instruments granted if the fair value of the goods or services received cannot be reasonably determined. The offset to the recorded expense is to reserves.

The fair value of the equity instruments granted is calculated using the Black-Scholes option pricing model which considers the following factors: exercise price; current market price of the underlying shares; expected life of the award; risk-free interest rate; forfeiture rate; and expected volatility.

j)	Flow-through shares

The Company will from time to time, issue flow-through common shares to finance a significant portion of its exploration program. Pursuant to the terms of the flow-through share agreements, these shares transfer the tax deductibility of qualifying resource expenditures to investors. On issuance, the Company bifurcates the flow-through share into (i) a flow-through share premium, equal to the estimated premium, if any, investors pay for the flow-through feature, which is recognized as a liability, and (ii) share capital. Upon expenditures being incurred, the Company derecognizes the liability and recognizes a deferred tax liability for the amount of tax reduction renounced to the shareholders. The premium is recognized as other income and the related deferred tax is recognized as a tax provision.

Proceeds received from the issuance of flow-through shares are restricted to be used only for Canadian resource property exploration expenditures within a two-year period. The portion of the proceeds received but not yet expended at the end of the Company’s reporting year is disclosed separately as flow-through premium liability (Note 11). The Company may also be subject to a Part XII.6 tax on flow-through proceeds renounced under the Look-Back Rule, in accordance with Government of Canada flow-through regulations.

k)	Income taxes

Income tax on profit or loss comprises current and deferred tax. Income tax is recognized in profit or loss, except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity. Current tax expense is the expected tax payable on taxable income for the period.

Deferred tax is provided for using the asset and liability method of accounting, whereby deferred tax assets and liabilities are recognized for the future tax effects of differences between the carrying amounts of assets and liabilities in the statement of financial position and the tax bases of the assets and liabilities (temporary differences), unused tax losses and other income tax deductions. Temporary differences on the initial recognition of assets or liabilities that affect neither accounting nor taxable profit or loss are not provided for. Deferred tax assets and liabilities are measured based on the expected manner of realization or settlement of the carrying amounts of the related assets and liabilities, using tax rates enacted or substantively enacted at the statement of financial position date. Deferred tax assets are recognized for deductible temporary differences, unused tax losses and other income tax deductions only to the extent that it is probable that future taxable profits will be available against which those deductible temporary differences, unused tax losses and other income tax deductions can be utilized.

Income tax on profit or loss comprises current and deferred tax. Income tax is recognized in profit or loss, except deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

l)	Loss per share

Loss per share is calculated by dividing loss attributable to common shareholders of the Company by the weighted average number of shares outstanding during the period. Diluted loss per share is determined by adjusting loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares. The calculation of diluted loss per share excludes the effects of various conversions and exercises of options and warrants that would be anti-dilutive.

14

GOLDSHORE RESOURCES INC.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2024 and the nine months ended December 31, 2023

(in Canadian Dollars)

m)	Impairment of non-financial assets

Impairment tests on non-financial assets, including exploration and evaluation assets are undertaken whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Where the carrying value of an asset exceeds its recoverable amount, which is the higher of value in use and fair value less costs to sell, the asset is written down accordingly.

Where it is not possible to estimate the recoverable amount of an individual asset, the impairment test is carried out on the asset’s cash-generating unit, which is the lowest group of assets in which the asset belongs for which there are separately identifiable cash inflows that are largely independent of the cash inflows from other assets.

An impairment loss is charged to profit or loss. Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

n)	New accounting standards and interpretations IAS 1 – Presentation of Financial Statements

The Company has applied the amendments to IAS 1 Presentation of Financial Statements – Classification of Liabilities as Current or Non-Current, which became effective for annual periods beginning on or after January 1, 2024. Implementation of these amendments did not impact the consolidated financial statements.

IFRS 18 – Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, Presentation and Disclosure of Financial Statements (IFRS 18), which replaces IAS 1, Presentation of Financial Statements. IFRS 18 introduces a specified structure for the income statement by requiring income and expenses to be presented into the three defined categories of operating, investing and financing, and by specifying certain defined totals and subtotals. Where company-specific measures related to the income statement are provided, IFRS 18 requires companies to disclose explanations around these measures, which are referred to as management defined performance measures. IFRS 18 also provides additional guidance on principles of aggregation and disaggregation which apply to the primary financial statements and the notes.

IFRS 18 will not affect the recognition and measurement of items in the financial statements, nor will it affect which items are classified in other comprehensive income and how these items are classified. The standard is effective for reporting periods beginning on or after January 1, 2027, including for interim financial statements. Retrospective application is required, and early application is permitted. The Company is currently assessing the effect of this new standard on its financial statements.

4.	SIGNIFICANT ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

Significant accounting judgments

The critical judgments, apart from those involving estimations, that management has made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the financial statements are as follows:

Going concern

The assessment of the Company’s ability to continue as a going concern and to raise sufficient funds to pay for its ongoing operating expenditures and meet its liabilities for the ensuing year involves significant judgment based on historical experience and other factors, including expectation of future events that are believed to be reasonable under the circumstances.

Impairment of long-lived assets

The carrying value and the recoverability of long-lived assets, including exploration and evaluation assets, are evaluated at each reporting date. Management assesses for indicators of impairment, which includes assessing whether facts or circumstances exist that suggest the carrying amount exceeds the recoverable amount, specifically if the Company expects to continue with expenditure on the further exploration of the project, and that the period for which the Company has the right to explore has not and will not expire.

15

GOLDSHORE RESOURCES INC.

 Notes to the Consolidated Financial Statements

 For the year ended December 31, 2024 and the nine months ended December 31, 2023

 (in Canadian Dollars)

Key sources of estimation uncertainty

The key assumptions management has made about the future and other major sources of estimation uncertainty at the date of the statement of financial position that have significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next financial year are as follows:

Valuation of stock-based compensation and compensation options

The Company uses the Black-Scholes option pricing model for the valuation of stock-based compensation and compensation options. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate, forfeiture rate, risk-free market interest rate, expected volatility in the price of the underlying stock and expected life of the instruments. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

Flow-Through premium liability

Pursuant to the terms of the flow-through share agreements, flow-through shares transfer the tax deductibility of qualifying resources expenditures to investors. On Issuance, the Company bifurcates the flow-through shares into i) a flow-through share premium, equal to the estimated premium, if any, investors pay for the flow-through feature, which is recognized as a liability, and ii) share capital. Upon expenses being incurred, the Company derecognizes the liability on a pro-rata basis and recognizes a recovery for the amount of tax reduction renounced to the shareholders.

Income taxes

The Company recognizes deferred tax assets for deductible temporary differences, unused tax losses and other income tax deductions only to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, unused tax losses and other income tax deductions can be utilized. In assessing the probability of realizing the income tax benefits of deductible temporary differences, unused tax losses and other income tax deductions, management makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence.

Changes in any of the above-mentioned estimates can materially affect the amount of income tax assets recognized. In addition, where applicable tax laws and regulations are either unclear or subject to varying interpretations, changes in these estimates can occur that materially affect the amounts of income tax assets recognized. The Company reassesses unrecognized income tax assets at the end of each reporting period.

5.	CASH AND CASH EQUIVALENTS

At December 31, 2024 and December 31, 2023, the Company’s cash and cash equivalents were comprised of the following:

	December 31, 2024	December 31, 2023
Cash held in bank accounts	$300,961	$227,574
Cash equivalents	15,078,309	5,041,847
Total	$15,379,270	$5,269,421

Cash equivalents are held in cashable guaranteed investment certificates with an interest rate of 3.38% - 3.65%.

6.	AMOUNTS RECEIVABLE

The Company’s amounts receivable is comprised of the following:

	December 31, 2024	December 31, 2023
GST receivable	$283,481	$89,019
Other receivables (Note 14)	43,371	60,929
Total	$326,852	$149,948

16

 GOLDSHORE RESOURCES INC.

 Notes to the Consolidated Financial Statements

 For the year ended December 31, 2024 and the nine months ended December 31, 2023

 (in Canadian Dollars)

7.	EXPLORATION AND EVALUATION ASSETS

	Moss Gold Project	Other Projects	Total
Acquisition costs
Balance, March 31, 2023	$52,055,250	$91,000	$52,146,250
Additions	-	83,000	83,000
Balance, December 31, 2023	$52,055,250	$174,000	$52,229,250
Additions	-	140,000	140,000
Balance, December 31, 2024	$52,055,250	$314,000	$52,369,250

Exploration and evaluation costs
Balance, March 31, 2023	$33,047,869	$229,053	$33,276,922
Camp costs	202,417	-	202,417
Consulting and salaries	2,119,827	-	2,119,827
Technical studies	791,853	-	791,853
Database management	6,393	-	6,393
Drilling	75,697	-	75,697
Geochemistry and geophysics	34,793	-	34,793
Other costs	303,133	6,559	309,692
Balance, December 31, 2023	$36,581,982	$235,612	$36,817,594
Assays	215,034	-	215,034
Camp costs	299,374	-	299,374
Consulting and salaries (1)	2,911,396	60,384	2,971,780
Database management	79,077	-	79,077
Drilling	1,404,581	-	1,404,581
Geochemistry and geophysics (1)	322,116	32,317	354,433
Other costs (1)	531,194	13,535	544,729
Balance, December 31, 2024	$42,344,754	$341,848	$42,686,602

Total, December 31, 2023	$88,637,232	$409,612	$89,046,844

Total, December 31, 2024	$94,400,004	$655,848	$95,055,852

(1)            During the year ended December 31, 2024, the Company allocated certain payroll, geophysics and other overhead costs between the Moss Gold Project and the Vanguard Project pursuant to the terms of the option agreement with Thunder Gold Corp.

Moss Gold Project

On January 25, 2021, the Company entered into a purchase agreement with Moss Lake Gold Mines Ltd. and Wesdome Gold Mines Ltd. (“Wesdome”) to acquire a 100% interest in the Moss Gold project located in Ontario, Canada (the “Transaction”). The Transaction closed on June 4, 2021 (“Closing”). In exchange for a 100% interest in the project, the Company will:

•	Pay $12,500,000 cash to Wesdome upon closing (paid);
•	Issue common shares with a fair value equal to the greater of a) $19,500,000 and b) 30% of the issued and outstanding common shares of the Company to Wesdome at closing (issued 30,085,000 common shares);
•	Issue $20,000,000 in common shares to Wesdome in the form of milestone payments consisting of:
o	$5,000,000 within 12 months of Closing (issued 8,333,333 common shares on June 6, 2022);
o	$7,500,000 upon the earlier of (i) the Company completing an updated Preliminary Economic Assessment (“PEA”) or pre-feasibility study; and (ii) 30 months from Closing (issued 12,500,000 common shares on December 4, 2023); and
o	$7,500,000 upon the earlier of (i) the Company completing a feasibility study, (ii) the date on which the Company makes a development decision on the Moss Gold Project, and (iii) June 4, 2025 (48 months from Closing).
•	Grant to Wesdome a 1.00% net smelter royalty (“NSR”) on all metal production from the Moss Gold Project. The Company had the right to repurchase the NSR for $5,000,000 by December 4, 2023 (30 months from Closing), which was not exercised. The Company has the right to repurchase the NSR until June 4, 2025 (48 months from Closing) for $7,500,000 ($5,500,000 cash payment and $2,000,000 common share issuance). The NSR buyback shall expire if not exercised by June 4, 2025.
•	Grant Wesdome the option of representation on the Company’s Board of Directors with two appointees relative to Wesdome’s total share ownership of the Company. This nomination right lapsed during the year ended December 31, 2024.

17

GOLDSHORE RESOURCES INC.

 Notes to the Consolidated Financial Statements

 For the year ended December 31, 2024 and the nine months ended December 31, 2023

 (in Canadian Dollars)

The number of common shares issued to satisfy the remaining milestone payment of $7,500,000 noted above is calculated at the greater of (i) $0.60 per share, and (ii) the volume-weighted average share price for the 20 days prior to the date of issuance.

The Moss Gold Project carries an underlying advanced royalty commitment amounting to $6,250 due quarterly until the project enters production, which was inherited from Wesdome at the time of acquisition, presented as other costs in the table above.

Other Projects

Vanguard Project

On July 5, 2022, and amended on May 29, 2023 and May 21, 2024, the Company executed an option agreement with Thunder Gold Corp. (“Thunder Gold”) to earn in to certain mining claims held by Thunder Gold in the Shebandowan greenstone belt known as the Vanguard Project (the “Vanguard Project”). The effective date of the agreement was July 28, 2022 (the “Effective Date”). Key terms of the option agreement are as follows:

1.	Total cash payments of an aggregate of $110,000 to Thunder Gold over 3 years, to be paid as follows:

a.	$10,000 within five days of July 28, 2022 (paid);
b.	an additional $20,000 on or before July 28, 2023, the 12-month anniversary of the Effective Date (paid);
c.	an additional $30,000 on or before July 28, 2024, the 24-month anniversary of the Effective Date (paid); and
d.	an additional $50,000 on or before July 28, 2025, the 36-month anniversary of the Effective Date.

2.	Total share issuance of an aggregate of 1,500,000 common shares of the Company (each, a “Share”) (such Shares to be subject to resale restrictions) as follows:

a.	300,000 Shares within five days of the Effective Date (issued on August 2, 2022 at fair value of $81,000);
b.	An additional 300,000 Shares on or before July 28, 2023, the 12-month anniversary of the Effective Date (issued on July 28, 2023 at a fair value of $43,500);
c.	an additional 400,000 Shares on or before July 28, 2024, the 24-month anniversary of the Effective Date (issued on July 26, 2024 at a fair value of $110,000, Note 12); and
d.	an additional 500,000 Shares on or before July 28, 2025, the 36-month anniversary of the Effective Date.

3.	Total incurred expenditures on the Vanguard Project of not less than $1,650,000 over 3 years as follows:

a.	$100,000 on or before January 28, 2023, the six-month anniversary of the Effective Date (completed);
b.	an additional $120,000 on or before July 28, 2023, the 12-month anniversary of the Effective Date (completed);
c.	an additional $80,000 on or before July 28, 2024, the 24-month anniversary of the Effective Date (completed); and
d.	an additional $1,350,000 on or before July 28, 2025, the 36-month anniversary of the Effective Date. The Company is working to renegotiate the timing of this expenditure commitment.

4.	Other non-material administrative and technical matters guiding the earn in relationship between the Company and Thunder Gold.

Hillcrest Project

On May 8, 2023, the Company staked various claims located in Ontario which comprise the Hillcrest Project for acquisition costs of $19,500.

18

GOLDSHORE RESOURCES INC.

 Notes to the Consolidated Financial Statements

 For the year ended December 31, 2024 and the nine months ended December 31, 2023

 (in Canadian Dollars)

8.	RIGHT-OF-USE ASSETS AND EQUIPMENT

A continuity of the Company’s right-of-use assets and equipment is as follows:

Cost	Right-of-use
	assets
	(vehicles)	Equipment	Total
Balance, March 31, 2023	$468,181	$33,256	$501,437
Additions	-	-	-
Balance, December 31, 2023	$468,181	$33,256	$501,437
Additions	-	-	-
Balance, December 31, 2024	$468,181	$33,256	$501,437

Accumulated amortization
Balance, March 31, 2023	$157,698	$17,089	$174,787
Additions	54,094	8,314	62,408
Balance, December 31, 2023	$211,792	$25,403	$237,195
Additions	64,632	7,853	72,485
Balance, December 31, 2024	$276,424	$33,256	$309,680
Net book value
Balance, December 31, 2023	$256,389	$7,853	$264,242
Balance, December 31, 2024	$191,757	$-	$191,757

9.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The Company’s accounts payable and accrued liabilities are comprised of the following:

	December 31, 2024	December 31, 2023
Accounts payable	$791,857	$270,531
Accrued liabilities	491,209	143,698

Total	$1,283,066	$414,229

10.	LEASES

The Company leases vehicles. At acquisition, the leased assets and liabilities were measured at the present value of the lease payments plus the anticipated exercise of renewal options, discounted using the rate implicit in the leases, which was determined to be 8% on a weighted average basis.

The Company’s lease liabilities are as follows:

	December 31, 2024	December 31, 2023
Current portion of lease obligations	$71,291	$73,301
Non-current portion of lease obligations	132,463	193,688

Total	$203,754	$266,989

19

GOLDSHORE RESOURCES INC.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2024 and the nine months ended December 31, 2023

(in Canadian Dollars)

The lease liability interest expense recognized in loss and lease payments recognized in the financing component of statement of cash flows is as follows:

Balance, March 31, 2023	$319,784
Interest expense	14,774
Payments	(67,569)
Balance, December 31, 2023	$266,989
Interest expense	10,067
Payments	(73,302)
Balance, December 31, 2024	$203,754

As at December 31, 2024, the Company is committed to minimum lease payments as follows:

December 31, 2024
Less than one year	$71,291
One to five years	151,492
More than five years	-

Total undiscounted lease liabilities	$222,783

During the year ended December 31, 2024, the Company expensed $45,600 under the short-term exemption of IFRS 16 (2023 - $34,200). The Company did not designate any leases as low-value.

11.	FLOW-THROUGH PREMIUM LIABILITY

The following is a continuity of the Company’s flow-through premium liability:

Flow-through premium liability
Balance, March 31, 2023	$155,437
Additions	526,761
Recovery of flow-through premium	(425,151)
Balance, December 31, 2023	$257,047
Additions	3,889,636
Recovery of flow-through premium	(585,488)
Balance, December 31, 2024	$3,561,195

As at December 31, 2024, the Company has a remaining obligation to spend $12,792,531 on eligible exploration expenditures by December 31, 2025 (December 31, 2023 - $2,004,963 by December 31, 2024, completed).

12.	INTEREST AND OTHER INCOME

The Company’s Interest and other income are comprised of the following:

	December 31, 2024	December 31, 2023
Interest income	$269,395	$117,498
Other income	-	5,293
Total	$269,395	$122,791

20

GOLDSHORE RESOURCES INC.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2024 and the nine months ended December 31, 2023

(in Canadian Dollars)

13.	SHARE CAPITAL AND RESERVES

Authorized share capital

Unlimited number of common shares without par value.

Issued share capital

At December 31, 2024, there were 335,615,647 issued and fully paid common shares (December 31, 2023 – 259,667,918). There were no shares held in escrow (December 31, 2023 – 20,843,434).

Year ended December 31, 2024:

During the year ended December 31, 2024, 37,500,000 warrants were exercised into common shares at an exercise price of $0.13 and 3,222,450 warrants were exercised into common shares at an exercise price of $0.25, for aggregate proceeds of $5,680,612. In connection with the exercises, a total of $187,500 was transferred from reserves to share capital.

During the year ended December 31, 2024, 986,393 compensation options were exercised at an exercise price of $0.17 for proceeds of $167,686. In connection with the exercises, a total of $107,714 was transferred from reserves to share capital.

On July 26, 2024, the Company issued 400,000 common shares with a fair value of $110,000 to Thunder Gold Corp. pursuant to its option agreement for the Vanguard Project.

On October 29, 2024, the Company completed a brokered private placement for aggregate gross proceeds of $13,972,358 (collectively, the “Flow-Through Shares”). In connection with the private placement, the Company issued:

•	15,848,159 flow-through common shares of the Company at a price of $0.475 for gross proceeds of $7,527,876; and
•	12,159,400 charity flow-through common shares of the Company at a price of $0.53 for gross proceeds of $6,444,482.

Based on the difference in price between the Flow-Through Shares and the Company’s common shares, management accounted for the premium paid on the Flow-Through Shares on a residual basis as a flow-through premium liability of $3,889,636 (Note 11). In connection with the private placement, brokers received a cash commission of $813,220 and incurred other share issuance costs of $512,093. In addition, the Company granted the brokers 1,627,565 non-transferable compensation options (the “Compensation Options”) with a fair value of $248,588. Each Compensation Option will entitle the holder thereof to purchase one common share at an exercise price of $0.475 per common share for a period of 24 months following the closing of the private placement. The fair value of the Compensation Options was determined using the Black-Sholes Option Pricing Model using the following assumptions: risk-free rate of 3.08%, expected life of 2 years, volatility factor of 91.1%, and dividend yield of Nil.

Nine month period ended December 31, 2023:

On April 13, 2023, the Company closed a private placement for aggregate gross proceeds of $6,900,000 by issuing 21,070,423 flow-through units (“Flow-Through Units”) at a price of $0.195 for gross proceeds of $4,108,733, and 16,419,220 non-flow-through units (“Non-Flow-Through Units”) at a price of $0.17 per non-flow-through units for gross proceeds of $2,791,267 (the “April 2023 Offering”). Each Flow-Through Unit consists of one flow-through common share and one-half of one common share purchase warrant, and each Non-Flow-Through Unit consists of one common share and one-half of one common share purchase warrant. Each warrant entitles the holder to purchase one common share at a price of $0.25, until the date which is 24 months following the closing date. No value was ascribed to the warrants under the residual value method.

Based on the difference in price between the Flow-Through Units and Non-Flow-Through Units, management accounted for the premium paid on the Flow-Through Units on a residual basis as a flow-through premium liability of $526,761 (Note 11). In connection with the April 2023 Offering, the Company paid the agents a cash commission equal to 6% of the gross proceeds of the April 2023 Offering in the amount of $373,552, paid agents’ expenses of $96,530, and incurred other cash share issuance costs of $128,618. In addition, the Company issued to the agents 2,011,912 compensation options and 64,705 advisory options of the Company, exercisable for a period of 24 months at an exercise price of $0.17. The aggregate fair value of the compensation and advisory options was determined to be $226,826 using the Black-Scholes Option Pricing Model using the following assumptions: risk-free rate of 3.62%, expected life of 2 years, volatility factor of 82.70% and dividend yield of Nil.

21

GOLDSHORE RESOURCES INC.

 Notes to the Consolidated Financial Statements

 For the year ended December 31, 2024 and the nine months ended December 31, 2023

 (in Canadian Dollars)

On May 16, 2023, the Company issued 3,018,572 units to settle certain outstanding accounts payable in the aggregate amount of $513,157 (the “Settlement Units”). The Settlement Units have the same terms as the units issued pursuant to the April 2023 Offering. The fair value of the common shares was determined to be $724,457, based on the closing price of $0.24 on May 16, 2023, the date of issuance. The fair value of the warrants was determined to be $168,844 using the Black-Scholes Option Pricing Model using the following assumptions: risk-free rate of 3.95%, expected life of 2 years, volatility factor of 85.80% and dividend yield of Nil. The aggregate fair value of the Settlement Units was $893,301, resulting in a loss on settlement of $380,144.

On July 28, 2023, the Company issued 300,000 common shares with a fair value of $0.145 per share, for a total value of $43,500 to Thunder Gold pursuant its option agreement for the Vanguard Project (Note 7).

On November 17, 2023, the Company completed a private placement for aggregate gross proceeds of $3,750,000. In connection with the private placement, the Company issued 37,500,000 units at a price of $0.10 per unit, each unit is comprised of one common share of the Company and one common share purchase warrant. Each warrant entitles the holder thereof to acquire one common share at an exercise price of $0.13, for a period of 36 months following the closing of the private placement. In connection with the private placement, the Company paid a finder’s fee of 1,008,000 units. There were no cash finder’s fees paid in connection with the private placement however other cash share issuance costs of $69,020 were incurred.

On December 4, 2023, the Company issued 12,500,000 common shares to Wesdome at a value of $0.60 per share, for a total value of $7,500,000 (Note 7).

Stock options

The Company adopted an Omnibus Incentive Plan on November 3, 2022 (the “Plan”), approved by shareholders at the Company’s annual general meeting on January 23, 2024. Under the Plan, the Company may grant its directors, officers, employees and consultants stock options, restricted share units, and deferred share units (together the “Share Based Compensation”) of the Company and which reserves up to 10% of its outstanding shares as Share Based Compensation. The exercise price shall not be less than the market value (“Market Value”) of the common shares of the Company as of the grant date. Market Value will be the closing trading price of the common shares on the day immediately preceding the grant date and may be less than this price if it is within the discounts permitted by the applicable regulatory authorities including the TSX Venture Exchange. The expiry date of an option shall be determined by the Board of Directors of the Company and shall be no later than the tenth anniversary of the grant date of such option. The vesting terms and conditions of stock options are determined by the Board of Directors.

The Black-Scholes Option Pricing Model inputs for options granted during the year ended December 31, 2024 and the nine month period ended December 31, 2023 are as follows:

			Risk- Free
		Exercise	Interest	Expected	Volatility	Dividend	Fair
Grant Date	Expiry Date	Price	Rate	Life	Factor	Yield	Value
Apr 24, 2023	Apr 24, 2028	$0.25	2.98%	5 years	83.10%	Nil	$0.13
Dec 22, 2023	Dec 22, 2028	$0.15	3.18%	5 years	84.92%	Nil	$0.08
May 28, 2024	May 28, 2029	$0.225	3.81%	5 years	89.23%	Nil	$0.16
Nov 28, 2024	Nov 28, 2029	$0.380	3.09%	5 years	87.00%	Nil	$0.16

The following is a continuity of the Company’s stock options outstanding for the year ended December 31, 2024 and the nine month period ended December 31, 2023:

	Exercise price	Number of options
Closing balance, March 31, 2023	$0.65	8,737,500
Granted	0.20	7,669,333
Expired	0.65	(250,000)
Forfeited	0.51	(1,116,667)
Closing balance, December 31, 2023	$0.43	15,040,166
Granted	0.34	9,200,000
Expired	0.60	(158,333)
Closing balance, December 31, 2024	$0.40	24,081,833

22

GOLDSHORE RESOURCES INC.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2024 and the nine months ended December 31, 2023

(in Canadian Dollars)

During the year ended December 31, 2024, the Company recognized $901,955 (2023 – $651,266) in stock-based compensation expense related to the vesting of stock options. During the year ended December 31, 2024, the fair value of expired stock options of $67,105 was reclassified to deficit (2023 – $148,546).

As at December 31, 2024, the Company had outstanding options as follows:

				Remaining
	Options	Options		contractual life
Expiry date	outstanding	exercisable	Exercise price	(in years)
June 4, 2026	7,250,000	7,250,000	0.65	1.42
November 23, 2026	387,500	387,500	0.65	1.90
April 24, 2028	3,675,000	2,450,000	0.25	3.32
December 22, 2028	3,569,333	1,189,778	0.15	3.98
May 28, 2029	2,250,000	750,000	0.23	4.41
November 28, 2029	6,950,000	-	0.38	4.91
Total	24,081,833	12,027,278

The weighted average remaining contractual life of stock options outstanding at December 31, 2024 was 3.38 years (December 31, 2023 – 3.51 years).

Restricted Share Units (“RSUs”)

The following is a continuity of the Company’s RSU’s outstanding for the year ended December 31, 2024 and the nine month period ended December 31, 2023:

	Value at
	grant date	Number of RSU’s
Closing balance, March 31, 2023	$-	-
Granted	0.13	6,769,300
Closing balance, December 31, 2023	$0.13	6,769,300
Granted	0.26	6,237,500
Vested	0.13	(6,656,800)
Cancelled	0.10	(112,500)
Closing balance, December 31, 2024	$0.26	6,237,500

On April 24, 2024, 1,673,968 RSU’s vested which were settled by way of a combination of cash and equity, comprised of the issuance of 1,290,472 common shares and an aggregate cash payment of $55,607.

In October 2024, 112,500 RSU’s originally granted in the November 17, 2023 tranche were cancelled. On November 17, 2024, the remaining 2,887,500 RSU’s vested and were settled by way of equity, resulting in the issuance of 2,887,500 common shares.

On December 22, 2024, 2,095,332 RSU’s vested which were settled by way of a combination of cash and equity, comprised of the issuance of 1,653,355 common shares and an aggregate cash payment of $109,495.

As at December 31, 2024, the Company had outstanding RSUs as follows:

			Remaining
	RSU’s	Value at	contractual life
Vesting date	outstanding	grant date	(in years)
May 28, 2025	600,000	$0.225	0.41
July 29, 2025	3,000,000	$0.275	0.58
November 28, 2025	2,637,500	$0.255	0.91
Total	6,237,500

During the year ended December 31, 2024, the Company recognized $1,098,333 (2023 - $277,360) in stock-based compensation expense related to the vesting of RSU’s.

23

GOLDSHORE RESOURCES INC.

 Notes to the Consolidated Financial Statements

 For the year ended December 31, 2024 and the nine months ended December 31, 2023

 (in Canadian Dollars)

Warrants

The following is a continuity of the Company’s warrants outstanding for the year ended December 31, 2024 and the nine month period ended December 31, 2023:

	Exercise price	Number of warrants
Closing balance, March 31, 2023	$0.55	21,880,166
Issued	0.17	58,762,107
Closing balance, December 31, 2023	$0.27	80,642,273
Exercised	0.14	(40,722,450)
Expired	0.55	(21,880,166)
Closing balance, December 31, 2024	$0.24	18,039,657

During the year ended December 31, 2024, the fair value of expired warrants of $858,286 was reclassified to deficit (2023 – $Nil).

As at December 31, 2024, the Company had outstanding warrants as follows:

				Remaining
	Warrants	Warrants		contractual life
Expiry date	outstanding	exercisable	Exercise price	(in years)
April 13, 2025 (Note 19)	15,522,371	15,522,371	$0.25	0.28
May 16, 2025	1,509,286	1,509,286	$0.25	0.37
November 17, 2026	1,008,000	1,008,000	$0.13	1.88
Total	18,039,657	18,039,657

The weighted average remaining contractual life of warrants outstanding at December 31, 2024 was 0.38 years (December 31, 2023 – 1.89 years).

Compensation options

The following is a continuity of the Company’s compensation options outstanding for the year ended December 31, 2024 and the nine month period ended December 31, 2023:

	Exercise price	Number of options
Closing balance, March 31, 2023	$0.65	3,920,654
Granted	0.17	2,076,617
Expired	0.68	(2,916,839)
Closing balance, December 31, 2023	$0.30	3,080,432
Granted	0.48	1,627,565
Exercised	0.17	(986,393)
Expired	0.57	(1,003,815)
Closing balance, December 31, 2024	$0.35	2,717,789

During the year ended December 31, 2024, the fair value of expired compensation options of $221,700 was reclassified to deficit (2023 – $1,025,127).

As at December 31, 2024, the Company had outstanding compensation options as follows:

	Compensation	Compensation		Remaining
	options	options		contractual life
Expiry date	outstanding	exercisable	Exercise price	(in years)
April 13, 2025 (Note 19)	1,090,224	1,090,224	$0.17	0.28
October 29, 2026	1,627,565	1,627,565	$0.475	1.83

The weighted average remaining contractual life of compensation options outstanding at December 31, 2024 was 1.21 years (December 31, 2023 – 0.95 years).

24

GOLDSHORE RESOURCES INC.

 Notes to the Consolidated Financial Statements

 For the year ended December 31, 2024 and the nine months ended December 31, 2023

 (in Canadian Dollars)

14.	RELATED PARTIES

The Company’s related parties consist of its key management personnel and close family members of its key management personnel.

During the year ended December 31, 2024 and 2023, the Company incurred the following amounts for compensation of key management personnel, including directors, and companies controlled and/or owned by officers and directors of the Company:

		Nine month
	Year ended	period ended
	December 31, 2024	December 31, 2023
Salaries, management fees and other employee benefits (1)	$790,516	$584,000
General and administrative	180,000	85,500
Stock-based compensation (2)	1,344,562	984,918
Total	$2,315,078	$1,654,418

(1)            Includes $479,000 recorded in consulting fees and $311,516 capitalized to exploration and evaluation assets (December 31, 2023 - $374,000 and $210,000, respectively).

As at December 31, 2024, the Company owed a total of $36,240 to key management personnel in respect of services provided to the Company (December 31, 2023 - $25,314) and $4,804 in respect of expenses incurred on behalf of the Company (December 31, 2023 - $1,227).

On June 14, 2022, the Company advanced $60,000 to Peter Flindell, VP Exploration, which was included in other receivables. The advance earned simple interest at the Canada Revenue Agency prescribed annual interest rate of 1% and was repayable on or before June 14, 2025. At December 31, 2024, the loan was repaid in full (December 31, 2023 - $60,929 owing).

During the year ended December 31, 2024, the Company was party to an Administration Services Agreement, whereby it had contracted administrative, corporate and financial reporting services with Sentinel Corporate Services Inc. (“Sentinel”), a company controlled by a close family member of the former Chief Financial Officer, which were included in general and administrative costs. Sentinel had a continuing service agreement with the Company.

All related party transactions are incurred in the normal course of business and are negotiated on terms between the parties which are believed to represent fair market value for all services rendered. Any amounts due to related parties arising from the above transactions are unsecured, non-interest bearing and are due upon receipt of invoices.

15.	FINANCIAL INSTRUMENTS

a)	Categories of financial instruments and fair value measurements

The Company’s financial assets and liabilities are classified as follows:

	December 31, 2024	December 31, 2023
Financial assets:
Amortized cost
Cash and cash equivalents	$15,379,270	$5,269,421
Amounts receivable	$326,852	$149,948

Financial liabilities:
Amortized cost
Accounts payable and accrued liabilities	$1,283,066	$414,229
Lease liabilities	$203,754	$266,989

25

GOLDSHORE RESOURCES INC.

 Notes to the Consolidated Financial Statements

 For the year ended December 31, 2024 and the nine months ended December 31, 2023

 (in Canadian Dollars)

Amounts receivable and accounts payable and accrued liabilities include amounts due to and due from related parties (Note 14). The Company’s cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities approximate their carrying amounts due to the short-term nature of these instruments.

b)	Management of financial risks

The Company's risk exposures arising from financial instruments and the impact on the Company's consolidated financial statements are summarized below:

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. As at December 31, 2024, the Company was exposed to credit risk on its cash and cash equivalents and other receivables. The Company’s cash and cash equivalents are held with high credit quality financial institutions in Canada and as at December 31, 2024, management considers its exposure to credit risk to be low. The Company’s maximum exposure to credit risk is equal to the carrying amount of its cash and cash equivalents and other receivables.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities. The Company has aimed to manage liquidity risk by maintaining adequate cash and managing its capital and expenditures. At December 31, 2024, the Company had cash and cash equivalents of $15,379,270 and accounts payable and accrued liabilities of $1,283,066 with contractual maturities of less than one year. The Company’s ability to continue as a going concern is dependent on management’s ability to raise financing until such time that the Company is profitable. The Company manages its liquidity risk by forecasting cash flows from operations and investing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments. At December 31, 2024, the Company assessed its liquidity risk as moderate.

Market risk

The risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: currency risk, interest rate risk and other price risk. The Company is not exposed to significant currency risk, interest rate risk or other price risk.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s financial assets and financial liabilities are not exposed to interest rate risk due to their short-term nature and maturity. The Company is not exposed to interest rate risk at December 31, 2024.

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that it has monetary assets and liabilities denominated in foreign currencies. The Company is not exposed to foreign currency risk at December 31, 2024.

Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer or by factors affecting all similar financial instruments traded in the market. The Company is not exposed to other price risk as at December 31, 2024.

26

GOLDSHORE RESOURCES INC.

 Notes to the Consolidated Financial Statements

 For the year ended December 31, 2024 and the nine months ended December 31, 2023

 (in Canadian Dollars)

16.	CAPITAL MANAGEMENT

The Company considers its capital structure to consist of shareholders’ equity. The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company is not subject to any externally imposed capital requirements. There were no changes to the Company’s approach to capital management during the year ended December 31, 2024.

17.	SEGMENT DISCLOSURES

The Company operates in a single operating segment in the geographic location of Canada. All of the Company’s non-current assets are located in Canada.

18.	INCOME TAXES

The tax effect (computed by applying the Canadian federal and provincial statutory rate) of the significant temporary differences, which comprise deferred income tax assets and liabilities, are as follows:

	December 31,	December 31,
	2024	2023
Loss before income taxes for the year	$(3,789,330)	$(2,765,537)
Canadian statutory income tax rate	27%	27%

Income tax recovery at statutory rate	$(1,023,000)	$(746,000)
Tax effect of:
Change in statutory, foreign tax, foreign exchange rates and other	-	-
Impact of future milestone payments	-	(488,000)
Permanent differences	540,000	352,000
Impact of flow through shares	(188,000)	678,000
Share issue costs	(358,000)	(180,000)
True up in respect of prior years(1)	1,300,000	(1,154,000)
Change in unrecognized deferred income tax assets	1,920,000	1,815,000

Income tax provision	$2,191,000	$277,000

Current income tax	$-	$-
Deferred income tax	$2,191,000	$277,000

(1)	The true up in respect of prior years is due to an increase in the tax basis of exploration and evaluation assets between the prior year financial statement estimate and the filing of the corporate return. This increase at statutory rates was approximately $1 million. The adjustment of tax estimates is in the regular course of business as estimates are made for the financial statements and when tax law and accounting are further analyzed differences may arise.

27

GOLDSHORE RESOURCES INC.

 Notes to the Consolidated Financial Statements

 For the year ended December 31, 2024 and the nine months ended December 31, 2023

 (in Canadian Dollars)

The significant components of the Company’s deferred income tax assets and liabilities as at December 31, 2024 and December 31, 2023 are as follows:

Deferred income tax assets (liabilities)	December 31, 2024	December 31, 2023
Exploration and evaluation assets	$(14,849,000)	$(12,566,000)
Share issuance costs	45,000	95,000
Right of use assets	(51,000)	(71,000)
Lease liability	55,000	72,000
Non-capital losses	829,000	690,000
Net deferred income tax liability	$(13,971,000)	$(11,780,000)

The significant components of the Company’s deductible temporary differences, unused tax credits, and unused tax losses for which deferred tax assets have not been recognized on the consolidated statement of financial position as it has been determined that it is not probable that future profits will be available against which the Company can utilize the benefit are as follows:

	December 31, 2024		December 31, 2023
	$	Expiry date range	$	Expiry date range
Exploration and evaluation assets	4,094,000	No expiry	5,244,000	No expiry
Share issue costs	3,054,000	2045 to 2048	3,155,000	2044 to 2047
Flow through premium liability	3,561,000	No expiry	257,000	No expiry
Non-capital losses available for future periods	14,023,000	2041 to 2044	8,965,000	2041 to 2043

Tax attributes are subject to review, and potential adjustment, by tax authorities.

19.	SUBSEQUENT EVENTS

Subsequent to December 31, 2024, 15,994,421 warrants were exercised at an exercise price of $0.25, 1,090,224 compensation options were exercised at an exercise price of $0.17, and 100,000 stock options were exercised at an exercise price of $0.25, for aggregate gross proceeds of $4,208,943.

On February 10, 2025, 500,000 stock options and 250,000 RSU’s were granted to an officer of the Company. One third of the stock options vest on August 10, 2025, one third vest on August 10, 2026, and one third vest on August 10, 2027, and are exercisable at $0.38 for a period of 5 years. The RSUs vest after one year.

28